Coloplast

Ostomy care
Urology & Continence care
Wound & Skin care

RECEIVED
2007 OCT -2 A 8:25

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

07027026

SUPPL

24 September 2007
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No. 17 /2007.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encls.

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

Stock Exchange Announcement No. 17/2007
20 September 2007

Coloplast's Capital Market Day 2007

Today, Coloplast is hosting a Capital Market Day for investors, financial analysts and the media.

The objective of the Capital Market Day is to provide insight into Coloplast's strategic marketing and sales activities. The following themes will be covered:

- Coloplast's corporate focus areas for 2007/08
- Enterprise risk management and reimbursement schemes
- The British market and Coloplast's regional strategy
- The British healthcare reform
- Customer care and distribution activities in the UK
- The new urology business strategy

Today's programme and presentations are available on Coloplast's homepage under the investor relations section (www.coloplast.com/ir).

Lene Skole
Executive Vice President, CFO

Further information:

Investors and financial analysts
Peter Høgsted
Investor Relations Manager
Tel. +45 3085 1301
E-mail: dkptrh@coloplast.com

Press and the media
Jens Tovborg Jensen
Head of Media relations
Tel. +45 3085 1922
E-mail: dkjto@coloplast.com

This announcement is available in Danish and English-language versions.
In the event of discrepancies, the Danish version shall prevail.

END